EXHIBIT 99.33

Emerald Health Therapeutics’ New Organic Cannabis Operation Receives Cultivation License for Outdoor Grow Area

Emerald an early mover in outdoor cannabis growing with license enabling cultivation in 2019 at 12-acre grow area in British Columbia

VANCOUVER, British Columbia, July 15, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has received its cultivation license from Health Canada for the 12-acre outdoor grow area at its new organic cannabis operation in Metro Vancouver, BC. The outdoor grow area is expected to be capable of producing approximately 10,000 kg of cannabis annually with multiple crops during a full growing season. With this license effective as of July 12, 2019, Emerald is positioned to deliver one harvest and a portion of the expected full production volume this year.

The 12 acres (~500,000 square feet) of outdoor cultivation are part of an overall 20-acre site that includes 156,000 sq. ft. in two greenhouses. This operation was purposefully designed for organic cultivation with the goal of exceeding 20,000 kg of annual production. There is also the prospect of securing and licensing an additional adjacent 12 acres of outdoor grow area, with potential for an additional approximately 10,000 kg of annual production.

“As one of the few licensed producers licensed for outdoor growing, receiving this cultivation license highlights our planning and execution to achieve potentially very-low cost organic cannabis. We have been working for months on ground and seed preparation and are now preparing for planting,” said Dr. Avtar Dhillon, Executive Chairman and President of Emerald. “With our team’s extensive organic farming experience and expertise, we look forward to assessing multiple cannabis strains and refining cultivation practices for scalable outdoor growing.”

With the organic operation’s first greenhouse ready for cultivation and the second greenhouse near completion, Emerald will continue to apply for license amendments to expand its licensed cultivation areas. Emerald is also working to complete the requirements for municipal permitting.

Separately, Health Canada also approved Emerald’s amendment application to increase its processing footprint at one of its two Victoria, British Columbia facilities, allowing Emerald to expand processing and storage capabilities.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square foot greenhouse Delta 3 operation; a second 1.1 million square foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two other wholly-owned facilities in Québec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final permitting. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation license; production at various facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.